Collegium Pharmaceutical, Inc.
780 Dedham Street
Suite 800
Canton, MA 02021

October 14, 2016

VIA EDGAR (CORRESPONDENCE)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:	Collegium Pharmaceutical, Inc.
Registration Statement on Form S-3
Filed October 4, 2016 (File No. 333-213964)

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Collegium Pharmaceutical, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-213964) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:30 PM, eastern time, on October 18, 2016, or as soon as thereafter as is practicable.

In connection with this request, we acknowledge to the Securities and Exchange Commission (the “Commission”) that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to direct any questions or comments concerning this request to Shirley R. Kuhlmann, Esq. of Pepper Hamilton LLP at (617) 204-5125.

COLLEGIUM PHARMACEUTICAL, INC.

By:	/s/ Paul Brannelly
	Name:	Paul Brannelly
	Title:	Executive Vice President and Chief Financial Officer

Collegium Pharmaceutical, Inc. — Acceleration Letter